Exhibit 99.1

Cybin Awarded Notice of Allowance from U.S. Patent and Trademark Office for CYB004 (Deuterated Psychedelic Tryptamine) for the Treatment of Anxiety Disorders

- Expands intellectual property portfolio and strengthens position as leading innovator in developing putative psychedelic compounds -

TORONTO, CANADA – December 15, 2021 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing “Psychedelics to TherapeuticsTM” today announced that it has been awarded a Notice of Allowance from the U.S. Patent and Trademark Office (“USPTO”) for patent application No. 17/394,038 related to CYB004, the Company’s investigational deuterated psychedelic tryptamine compound for the potential treatment of anxiety disorders. The allowed claims include other forms of deuterated psychedelic tryptamine, notably certain deuterated forms of DMT and 5-MeO-DMT. The patent, which is expected to expire in 2041 before consideration of any patent term extensions, covers composition of matter for the CYB004 drug substance as a putative new chemical entity.

“The receipt of this Notice of Allowance from the USPTO represents an important milestone in expanding our intellectual property portfolio progressing psychedelics to therapeutics for the countless patients in need, and strongly demonstrates the Company’s dedication to the discovery and development of differentiated psychedelic-based compounds for addressing mental health,” said Doug Drysdale, Chief Executive Officer of Cybin. “Once issued, this patent may have the opportunity to cover a broad range of claims supporting our IP in psychedelic medicine and further strengthen our emerging best-in-class position in this evolving industry.”

According to the U.S. National Institute of Mental Health, anxiety disorders are one of the most common mental illnesses in the U.S., affecting 40 million adults, or approximately 18% of the population every year1. Despite the availability of many prescription medicines, these treatments are not equally efficacious in all patients with up to 50% of patients with general anxiety disorder failing to respond to first line treatments2. Current standardized treatments for anxiety disorders also require chronic administration of medicines that have a long time to onset and present several potential side effects including weight gain, gastrointestinal disturbances, sexual dysfunction and withdrawal symptoms.

1)	Bandelow B, Michaelis S. Epidemiology of anxiety disorders in the 21st century. Dialogues Clin Neurosci. 2015;17(3):327-335. doi:10.31887/DCNS.2015.17.3/bbandelow
2)	Ansara ED. Management of treatment-resistant generalized anxiety disorder. Ment Health Clin. 2020;10(6):326-334. Published 2020 Nov 5. doi:10.9740/mhc.2020.11.326

“CYB004 is a proprietary deuterated psychedelic tryptamine that has the potential to effectively treat anxiety disorders without the well-known side effects of the current treatment landscape,” concluded Drysdale.

Cybin continues to pursue multiple opportunities to secure and support its patent position for research and development evaluating deuterated tryptamines for future psychedelic-based treatments for mental illnesses.

About Cybin

Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, United Kingdom and Ireland. The Company is focused on progressing Psychedelics to Therapeutics™ by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders. Patent filings described herein are held by Cybin IRL Limited, a wholly owned subsidiary of Cybin.

Cautionary Notes and Forward-Looking Statements

Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements in this news release include statements regarding the Company’s proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens to potentially treat psychiatric disorders.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company’s management’s discussion and analysis for the period ended September 30, 2021 and the Company’s listing statement dated November 9, 2020, which are available under the Company’s profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contacts:

Leah Gibson

Vice President, Investor Relations

Cybin Inc.

leah@cybin.com